THOMPSON HINE	BRUSSELS CINCINNATI CLEVELAND COLUMBUS DAYTON NEW YORK WASHINGTON, D.C.

April 7, 2004

VIA ELECTRONIC TRANSMISSION

Attn:  Filing Desk

U.S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Frank Value Funds, Inc., Files Nos. 333-108675 and 811-21428

Dear Sir or Madam:

On September 11, 2003, the Frank Value Funds, Inc., a registered investment company (the “Trust”) submitted, via electronic filing, a Registration Statement on Form N1-A (accession number 0001252942-03-000003). Please allow this letter to serve as an application for immediate withdrawal of such Registration Statement in accordance with Rule 477 under the Securities Act of 1933, as amended. The Fund believes that such action would be consistent with the public interest and the protection of investors since the Fund has not made a public offering of its shares of common stock and the above-referenced Registration Statement has not been declared effective by the Staff of the Commission.

If you have any questions or comments, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser